Taylor Morrison Home Corporation

4900 N. Scottsdale Road, Suite 2000

Scottsdale, Arizona 85251

July 17, 2015

VIA EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

RE:	Taylor Morrison Home Corporation Form 10-K for the Year Ended December 31, 2014 Filed February 27, 2015 Definitive Proxy Statement on Schedule 14A Filed April 13, 2015 File No. 1-35873

Dear Mr. Cash:

Taylor Morrison Home Corporation (the “Company” or “TMHC”) hereby acknowledges receipt of the comment letter dated July 7, 2015 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned Annual Report on Form 10-K filed February 27, 2015 and Definitive Proxy Statement on Schedule 14A filed April 13, 2015. The Company hereby submits this letter in response to the Comment Letter.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

Base Salary, page 24

1. We note that each of your named executive officers received an increase in base salary in fiscal 2014. Although you provide a general discussion on page 24 of the factors you may consider when adjusting base salaries on an annual basis, you do not provide a narrative discussion of the specific reasons for the increases in each NEO’s base salary in 2014. Please confirm that in future filings you will discuss the specific factors that you considered when adjusting an NEO’s base salary. In your response letter, please provide a narrative description of any material factors necessary to an understanding of this increase. For example, disclose whether Ms. Palmer’s base salary was increased approximately 29% to keep it within targets of the market median.

Company Response:

The Company acknowledges the Staff’s comment and confirms that in future filings the Company will discuss the specific factors considered when adjusting a named executive officer’s base salary.

Adjustments to base salary levels for the Company’s named executive officers for 2014 were set following a review of market peer group data for similar management roles provided to, and considered by, the Company’s Compensation Committee. In the case of Ms. Palmer, this market review indicated that her base salary was low relative to relevant peers. In addition, the Company’s Compensation Committee considered Ms. Palmer’s critical role in the performance of the Company in connection with and following the Company’s initial public offering and her increased experience and specialized industry knowledge, which is critical to the Company’s continued success. The Company’s Compensation Committee believes that the approved increases were necessary and at the appropriate levels to achieve greater general comparability and competitiveness with base salary compensation relative to market peers.

Annual Cash Incentive Bonuses, page 24

2. We note that achievement of a customer satisfaction measure is weighted at 20% of executives’ incentive bonus opportunity. In future filings, please elaborate on how you measure customer satisfaction for purposes of determining the annual cash incentive bonus.

Company Response:

The Company acknowledges the Staff’s comment and confirms that in future filings the Company will elaborate on how customer satisfaction is measured for purposes of determining the annual cash incentive bonus.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *             *

We appreciate the Staff’s comments and request the Staff contact the undersigned at 480-840-8116 or dcone@taylormorrison.com with any questions or comments regarding this letter.

Sincerely,

/s/ C. David Cone

C. David Cone
Vice President and Chief Financial Officer

cc:	Darrell C. Sherman, Esq., Taylor Morrison Home Corporation
Benjamin A. Aronovitch, Esq., Taylor Morrison Home Corporation

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